ITEM 77C: Items Submitted to a Vote of Security Holders


               Morgan Stanley Technology Fund

      On September 17, 2003, as adjourned to September 30, 2003, a Special Meeting of Shareholders of Morgan Stanley Technology Fund ("Technology") was held to consider and vote upon an Agreement and Plan of Reorganization (the "Reorganization Agreement") between Technology and Morgan Stanley Information Fund ("Information Fund"), pursuant to which substantially all of the assets of Technology would be combined with those of Information Fund and shareholders of Technology would become shareholders of Information Fund receiving shares of Information Fund with a value equal to the value of their holdings in Technology. On April 24,
2003   the  Board  of  Trustees  unanimously  approved   the
Reorganization Agreement, and on September 30, 2003 the Reorganization Agreement was approved by the affirmative vote of a majority of the shareholders of Technology present in person or represented by proxy and entitled to vote at the meeting.

      On  October  3, 2003, the Reorganization Plan  between
Technology  and Information Fund was completed according  to
the   terms  set  forth  above  and  in  the  Reorganization
Agreement.

For:   51,541,936.116     Against:  4,689,092.606   Abstain:
5,234,140.425